[LETTERHEAD OF ANDREWS KURTH, LLP]

June 13, 2006

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Constellation Energy Resources LLC
Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Constellation Energy Resources LLC (the “Company”), transmitted herewith for filing under the Securities Act of 1933, as amended, is a Registration Statement on Form S-1 (the “Registration Statement”) relating to the public offering by the Company of the Company’s common units that the Company is transmitting for filing today.

The filing has been effected through the EDGAR electronic filing system under the Company’s CIK No. 0001362705.

Should any questions or comments arise in connection with the Registration Statement discussed herein, please contact me by telephone at (713) 220-4360 or by fax at (713) 238-7130.

Very truly yours,

/s/ G. Michael O’Leary
G. Michael O’Leary